Exhibit 12.1

Community Healthcare Trust Incorporated

Computation of Ratio to Earnings to Combined Fixed Charges and Preference Dividends

	Six Months Ended June 30, 2016	Year Ended December 31, 2015	For the Period March 28, 2014 (inception) through December 31, 2014

Earnings
Net income (loss)	$624	$(1,456)	$—
Fixed charges	750	534	—
Earnings	1,374	(922)	—

Plus fixed charges:
Interest expense	602	364	—
Amortization of debt issuance costs	146	167	—
Estimated interest portion of rental expense	2	3	—
Fixed charges (1)	750	534	—

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	1.83	*	—

* Deficit	—	1,456	—

(1) Community Healthcare Trust Incorporated did not have any preferred stock outstanding for the periods presented.